

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 28, 2017

Via E-mail
Ms. Jenny L. Apker
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place
Suite 700
Charlotte, North Carolina 28277

> **Re: Babcock & Wilcox Enterprises, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-36876**

Dear Ms. Apker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis

Restructuring, page 38

1. We note that you incurred significant restructuring charges during each of the three years ended December 31, 2016. In this regard, please expand your disclosures to quantify the anticipated future cost savings of your restructuring activities at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to prior year restructuring activities, please disclose if the anticipated cost savings were realized. If actual savings have not been achieved as expected or are achieved in periods

other than as expected, please disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4.

Liquidity and Capital Resources, page 40

2. Please expand your disclosures to better address how you determined that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months in light of the following:
   - Your cash and cash equivalents decreased from $365.2 million at December 31, 2015 to $95.9 million at December 31, 2016 and correspondingly your working capital decreased from $416.8 million at December 31, 2015 to $160 million at December 31, 2016;
   - Approximately 98% of your unrestricted cash and cash equivalents is held outside of the United States and is generally not available to fund your United States operations unless the funds are repatriated which could have tax implications;
   - Your net cash generated from operating activities decreased significantly from $170.4 million during the year ended December 31, 2015 to $2.3 million during the year ended December 31, 2016;
   - You had $228.8 million available borrowing capacity under your credit agreement at December 31, 2016 compared to $373 million at December 31, 2015; and
   - In your discussion of liquidity in the Form 8-K filed on February 28, 2017, you note that you expect to use a significant amount of cash during 2017.
   Refer to Item 303(a)(1) and (2) of Regulation S-K.

3. We note that you amended your credit agreement in February 2017 to among other things provide relief from various financial covenants. In this regard, please disclose the actual ratios/amounts as of each reporting date for any material debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Critical Accounting Policies and Estimates, page 44

Contracts and Revenue Recognition, page 44

4. You expect changes in estimates related to all of your renewable energy projects to negatively affect your 2017 results of operations by $27.9 million. Please help us better understand the nature of these expected changes and correspondingly why the impact of these expected changes in estimates would not already be reflected in your current results pursuant to ASC 605-35.

Goodwill and Long-Lived Asset Impairment, page 47

5. We note that you changed your three reportable segments beginning in the third quarter of 2016. Please disclose the impact of this change on your determination of reporting units for purposes of goodwill impairment testing pursuant to ASC 350-20.

6. We note that the Renewable segment's fourth quarter results caused you to evaluate whether goodwill was impaired. You determined that the fair value of this reporting unit significantly exceeded its carrying value. Please help us better understand how you made this determination. Specifically please address your consideration of the $141.1 million in losses from changes in estimated revenues and costs to complete recorded in 2016 as well as your expectation that all of the renewable energy projects changes in estimates will negatively affect your 2017 results of operations by $27.9 million.

Note 6 – Contracts and Revenue Recognition, page 70

7. Of the $149.2 million decrease in estimates of percentage-of-completion contracts in 2016, it appears that $141.1 million is associated with the renewable energy contracts in Europe. Please tell us the specific facts and circumstances, including the related timing that caused these changes in estimates in regards to your renewable energy contracts in Europe. Please address each significant contract separately. We note that you also had $42.4 million in increases in estimates of percentage-of-completion contracts in 2016. Please expand your disclosures to also discuss these increases with specific identification of any significant individual contracts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction